Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
AllianceBernstein Blended Style Series, Inc.

We consent to the use of our report, dated October 27, 2009, with respect to the statement of net assets of AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio as of August 31, 2009, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended, incorporated herein by reference.

\s\ KPMG LLP

New York, New York
December 27, 2010